MANAGEMENT’S DISCUSSION AND ANALYSIS	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dated as at November 17, 2014

The following discussion and analysis is a review of the current financial position and operating results of Hemisphere Energy Corporation ("Hemisphere" or the "Company") for the three and nine months ended September 30, 2014 and 2013. This document should be read in conjunction with the unaudited interim condensed financial statements and related notes for the three and nine months ended September 30, 2014 and the audited annual financial statements and related notes for the year ended December 31, 2013. These documents are available on SEDAR at www.sedar.com or the Company’s website at www.hemisphereenergy.ca.

The information in this report is based on the unaudited interim condensed financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of unaudited interim condensed financial statements including IAS 34 "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

Forward-Looking Statements

In the interest of providing Hemisphere’s shareholders and potential investors with information regarding the Company, including management’s assessment of the future plans and operations of Hemisphere, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In particular, but without limiting the foregoing, this document may contain forward-looking statements pertaining to the following: volumes and estimated value of Hemisphere’s oil and natural gas reserves; the life of Hemisphere’s reserves; the volume and product mix of Hemisphere’s oil and natural gas production; future oil and natural gas prices; future operational activities; and future results from operations and operating metrics, including any future production growth and net debt. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: future capital expenditure levels; future oil and natural gas prices and differentials between light, medium and heavy oil prices; results from operations including future oil and natural gas production levels; future exchange rates and interest rates; Hemisphere’s ability to obtain equipment in a timely manner to carry out development activities; Hemisphere’s ability to market its oil and natural gas successfully to current and new customers; the impact of increasing competition; Hemisphere’s ability to obtain financing on acceptable terms; and Hemisphere’s ability to add production and reserves through its development and exploitation activities.

Although Hemisphere believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward- looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Hemisphere’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the following: volatility in market prices for oil and natural gas; general economic conditions in Canada, the U.S. and globally; and the other factors described under "Risk Factors" in Hemisphere’s most recently filed Annual Information Form available on the Company’s website at www.hemisphereenergy.ca or on SEDAR at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Hemisphere Energy Corporation | Q3 2014

5	MANAGEMENT’S DISCUSSION AND ANALYSIS

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Hemisphere does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Boe Conversion

Within this document, petroleum and natural gas volumes and reserves are converted to a common unit of measure, referred to as a barrel of oil equivalent ("boe"), using a ratio of 6,000 cubic feet of natural gas to one barrel of oil. Use of the term boe may be misleading, particularly if used in isolation. The conversion ratio is based on an energy equivalent method and does not necessarily represent a value equivalency at the wellhead. This conversion conforms with the Canadian Securities Regulators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

Non-IFRS Measurements

This document contains the terms "funds flow from operating activities", "operating netback" and "net debt" which are not recognized measures under IFRS. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures used by other companies.

a)

The Company’s management considers funds flow from operating activities to be a key measure that indicates the Company’s ability to generate the funds necessary to support future growth through capital investment and to repay any debt. Funds flow from operating activities represents income or loss before depletion, depreciation, accretion, share-based payments, impairment and any deferred tax adjustments. Funds flow from operating activities per share is calculated using the same weighted-average number of shares outstanding, as in the case of the earnings per share calculation for the period.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	6

A reconciliation of funds flow from operating activities to cash provided by operating activities is presented as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Cash provided by operating activities	$2,266,110	$1,234,759	$5,112,692	$2,815,345
Change in non-cash working capital	13,732	335,591	225,918	394,030
Funds flow from operating activities	$2,279,842	$1,570,350	$5,338,610	$3,209,376
Funds flow from operating activities per share, basic and diluted	$0.03	$0.03	$0.08	$0.06

The Company realized an increase in funds flow from operating activities for the three and nine months ended September 30, 2014 of 45% and 66%, respectively, over the comparable periods in 2013. This is primarily from the Company’s increased revenues associated with the production from wells drilled during the first nine months of the year, in addition to lower operating and transportation costs.

b)

Operating netback is a benchmark used in the oil and natural gas industry and a key indicator of profitability relative to current commodity prices. Operating netback is calculated as oil and gas sales, less royalties, operating expenses and transportation costs on a total cost and per boe basis. These terms should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with IFRS as an indicator of the Company’s performance.

c)	Net debt (working capital) is closely monitored by the Company to ensure that its capital structure is maintained by a strong balance sheet to fund the future growth of the Company.

The following table outlines the Company’s calculation of net debt:

	September 30, 2014	December 31, 2013
Current assets	$2,311,803	$1,145,579
Current liabilities(1)	(6,161,165)	(2,976,486)
Bank indebtedness	(2,200,000)	(4,500,000)
Net debt	$(6,049,362)	$(6,330,907)

Note:

(1)	Excluding bank indebtedness and flow-through premium liability.

Business Overview

Hemisphere produces oil and natural gas from its Jenner and Atlee Buffalo properties in southeast Alberta and liquids-rich natural gas from its Trutch property in northeastern British Columbia. The Company is headquartered in Vancouver, British Columbia and is traded on the TSX Venture Exchange under the symbol "HME".

Jenner, Alberta

Hemisphere operates 95% of its wells in the Jenner area. The property is accessible year-round and is located east of Brooks in southeastern Alberta. Hemisphere has an average working interest of 92% in approximately 23,488 net acres (9,505 ha) and has continued to build a land position in the Jenner area through Crown land sales and strategic acquisitions and farm-ins.

Hemisphere Energy Corporation | Q3 2014

7	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the third quarter, the Company expanded its landholdings in Jenner by acquiring 6.0 sections (3,840 acres) in two Crown land sales. Operationally, the Company upgraded the pump size on three of its wells in order to capture higher levels of oil production. The Company also completed a work-over on a shut-in water disposal well in order to bring it back online and improve its injection capacity. In doing so, the Company will have the ability to dispose of more fluids in the future.

Atlee Buffalo, Alberta

The Company operates 100% of its wells in the Atlee Buffalo area. The property is accessible year-round and is located close in proximity to the Company’s Jenner property in southeastern Alberta. Hemisphere has a 92% working interest in 11,360 net acres (4,597 ha) and is building a land position in Atlee Buffalo through Crown land sales and strategic acquisitions and farm-ins.

During the third quarter, the Company successfully executed its five well summer drilling program in Atlee Buffalo on schedule and under budget. The Company also commenced its fall drilling program in September 2014 consisting of four horizontal development wells in the area. The Company closed an acquisition in the Atlee Buffalo area which included an 85% working interest in 1.75 sections (1,120 acres) of land adjacent to the Company’s existing land base. Additionally, the Company expanded its landholdings in the Atlee Buffalo area by acquiring 1.75 sections (1,120 acres) in a Crown land sale.

Trutch, British Columbia

Hemisphere has working interests ranging from 30% to 100% in approximately 23,102 net acres (9,349 ha) of the Trutch property which is located approximately 200 kilometres northwest of Fort St. John in British Columbia. Hemisphere currently has production from the liquids rich Halfway formation in Trutch and recognizes potential in the Montney and Slave Point formations. Competitors to the southeast of the Trutch area have been exploring and developing the prolific Tommy Lakes Halfway gas field for a number of years and have begun using horizontal wells and multi-stage frac completions for development.

Operating Results

The Company generated funds flow from operating activities of $2,279,842 ($0.03/share) during the third quarter of 2014, as compared to $1,570,350 ($0.03/share) during the third quarter of 2013. For the three months ended September 30, 2014 and 2013, the Company reported net income of $833,231 ($0.01/share) and $816,130 ($0.02/share), respectively.

The Company generated funds flow from operating activities of $5,338,610 ($0.08/share) during the nine months ended September 30, 2014, as compared to $3,209,376 ($0.06/share) during the nine months ended September 30, 2013. For the nine months ended September 30, 2014 and 2013, the Company reported net income of $2,511,462 ($0.04/share) and $1,191,585 ($0.02/share), respectively.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Production

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Oil (bbl/d)	624	375	522	360
Natural gas (Mcf/d)	594	501	551	383
NGL (bbl/d)	2	3	1	3
Total (boe/d)	725	461	616	428
Oil and NGL weighting	86%	82%	85%	85%

In the third quarter of 2014, the Company increased its average daily production by 57% over the third quarter of 2013 and 31% over the second quarter of 2014 to 725 boe/d (86% oil and NGL). The Company’s total production for the nine months ended September 30, 2014 increased by 44% to 616 boe/d (85% oil and NGL) over the comparable period of 2013. These increases can be attributed to eight new producing wells drilled by the Company during the first nine months of 2014, five of which came on production during the third quarter.

The Company experienced some production curtailment in Trutch as gas wells were shut-in through September 2014 due to downstream facility issues. At the end of the third quarter, all of the wells were down but are expected to be back on production mid-way through the fourth quarter of 2014.

Gas production for the third quarter of 2014 increased by 19% to 594 Mcf/d over the third quarter of 2013 as a result of the new wells and the installation of a solution gas compressor at the Jenner production facility in the second quarter of 2014 which has increased gas volume throughput. For the nine months ended September 30, 2014, gas production increased by 44% to 551 Mcf/d from the comparable period of 2013.

Average Benchmark and Realized Prices

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Benchmark Prices
WTI (US$/bbl)(1)	$97.17	$105.82	$99.61	$98.15
Exchange rate (1 US$/C$)	1.0887	1.0406	1.0943	1.0256
WTI (C$/bbl)	105.79	110.12	109.01	100.67
AECO natural gas ($/Mcf)(2)	3.95	2.43	4.69	3.00
Average realized prices
Crude oil ($/bbl)	77.97	87.76	79.88	73.46
Natural gas ($/Mcf)	3.97	2.57	4.33	3.09
NGL ($/bbl)	59.86	69.65	63.61	69.34
Combined ($/boe)	$70.52	$74.56	$71.81	$65.24

Notes:

(1)	Represents posting prices of West Texas Intermediate Oil.
(2)	Represents the Alberta 30 day spot AECO posting prices.

The Company’s petroleum and natural gas sales may vary from period-to-period as a result of changes in commodity prices and/or production volumes. The West Texas Intermediate pricing at Cushing, Oklahoma ("WTI") is the benchmark reference price for North American crude oil prices. Canadian oil prices, including Hemisphere’s crude oil, are based on price postings, which is WTI-adjusted for transportation, quality and the currency conversion rates from United States dollar ("USD") to Canadian dollar.

Hemisphere Energy Corporation | Q3 2014

9	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s combined average realized price for the third quarter of 2014 decreased by $4.04/boe over the third quarter of 2013 and $4.95/boe over the second quarter of 2014. The average realized heavy oil price during the three months ended September 30, 2014 decreased by $9.79/bbl over the comparable quarter in 2013 and $7.73/bbl over the second quarter of 2014.

The Company’s combined average realized price for the nine months ended September 30, 2014 increased by $6.57/boe over the nine months ended September 30, 2013. The average realized heavy oil price during the nine months ended September 30, 2014 increased by $6.43/bbl over the comparable period in 2013. These increases are the reflection of strong WTI pricing and narrowing Western Canadian Select ("WCS") heavy oil differentials in the first and second quarters of 2014. Also, given that North American crude oil and natural gas benchmark market prices are denominated in USD, a decrease in the value of the Canadian dollar compared to the USD in 2014 has had a positive impact on the Company’s average realized heavy oil price and revenues for nine months ended September 30, 2014.

The Company’s average realized natural gas price increased in the third quarter of 2014 by $1.39/Mcf over the same quarter of 2013. The Company’s average realized natural gas price increased for the nine months ended September 30, 2014 by $1.24/Mcf over the comparable period of 2013.

Revenue

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Oil	$4,473,787	$3,028,149	$11,390,831	$7,228,875
Natural gas	216,562	118,612	650,862	323,179
NGL	13,147	18,802	25,300	63,037
Total	$4,703,496	$3,165,562	$12,066,993	$7,615,092

Revenue for the third quarter of 2014 was $4,703,496, representing a 49% increase from the comparable quarter of 2013 and a 24% increase from the second quarter of 2014. This increase in revenue can be directly attributed to higher production levels resulting from the Company’s summer drilling program.

Revenue for the nine months ended September 30, 2014 increased by $4,451,901 or 58% over the comparable period in 2013. This increase is a result of higher production levels as well as higher realized prices for all commodities in the period.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	10

Operating Netback

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Netback
Revenue	$4,703,496	$3,165,562	$12,066,993	$7,615,092
Royalties	895,461	637,600	2,224,479	1,334,890
Operating costs	754,509	444,374	2,568,438	1,579,712
Transportation costs	201,321	112,751	532,757	339,352
Operating netback	$2,852,204	$1,970,836	$6,741,319	$4,361,137
Netback ($/boe)
Revenue	$70.52	$74.56	$71.81	$65.24
Royalties	13.39	15.02	13.23	11.44
Operating costs	11.31	10.47	15.28	13.53
Transportation costs	3.02	2.66	3.17	2.91
Operating netback	$42.79	$46.42	$40.13	$37.36

Royalties for the third quarter of 2014 were $13.39/boe, representing a decrease of 11% over the comparable quarter of 2013 and 13% over the second quarter of 2014. This decrease can be attributed to the reduction in combined average realized price, as well as the lower royalty rate for new horizontal wells drilled in 2014.

Operating costs include all costs for gathering, processing, dehydration, compression, water processing and marketing of the oil, natural gas and NGLs, as well as additional costs incurred periodically for maintenance and repairs. Operating costs for the third quarter of 2014 were $11.31/boe, representing an increase of 8% over the comparable quarter in 2013 and a decrease of 32% over the second quarter in 2014. The recent decrease in operating costs can be attributed to reduced third party processing, as well as higher production levels in Atlee Buffalo, which have lower operating costs per boe.

Transportation costs include all costs incurred to transport oil and gas sales to processing and distribution facilities. Transportation costs for the third quarter of 2014 were $3.02/boe which represents an increase of 14% over the comparable quarter in 2013. This increase can be attributed to the addition of six new Atlee Buffalo horizontal wells during the first nine months of 2014 which have higher transportation costs associated with trucking production volumes to processing facilities and sales.

Operating netback for the third quarter of 2014 was $42.79/boe, representing a 7% increase over the second quarter of 2014. This increase, despite a 7% reduction in combined average realized price, is due to the 32% decrease in the Company’s operating costs and 11% decrease in transportation costs for the quarter. Operating netback for the nine months ended September 30, 2014 also increased by 7% to $40.13/boe over the comparable period of 2013.

Exploration and Evaluation Expense

Exploration and evaluation expense generally consists of certain geological and geophysical costs, expiry of undeveloped lands, and costs of uneconomic exploratory wells. For the three months ended September 30, 2014 and 2013, exploration and evaluation expense was $50,249 and $17,436, respectively. Exploration and evaluation expense for the nine months ended September 30, 2014 and 2013 were $91,916 and $42,105, respectively.

Hemisphere Energy Corporation | Q3 2014

11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Depletion and Depreciation

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Depletion expense	$967,283	$751,507	$2,330,655	$1,944,319
Depreciation expense	2,401	1,085	5,003	3,518
Total	$969,684	$752,592	$2,335,658	$1,947,837
$ per boe	$19.26	$17.73	$13.90	$16.69

The depletion rate is calculated using the unit-of-production method on proved and probable oil and natural gas reserves, taking into account the future development costs to develop and produce the reserves. Depletion and depreciation expense for the three months ended September 30, 2014 increased by $217,092 ($1.53/boe) over the third quarter of 2013, which is commensurate with increased production and reserves. For the nine months ended September 30, 2014 and 2013, depletion and depreciation expense was $2,335,658 and $1,947,837, respectively.

Capital Expenditures

The following table summarizes capital spending and property dispositions, excluding non-cash items:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2014
Land and lease	$159,484	$-	$264,736	$(3,808)
Geological and geophysical	479,608	56,175	666,923	185,520
Drilling and completions	3,776,201	945,747	9,331,095	2,179,312
Investment in facilities	1,553,970	962,046	3,490,695	1,905,177
Development capital	5,969,264	1,963,968	13,753,449	4,266,201

Property acquisitions	510,000	6,882	634,739	110,438
Fixed assets	23,387	-	46,970	-
Dispositions	-	-	(50,000)	-
Total capital expenditures	$6,502,651	$1,970,850	$14,385,158	$4,376,639

The development capital spent during the third quarter of 2014 includes $3,776,201 on drilling and completions as part of the Company’s summer and fall drilling programs. Investment in facilities of $1,553,970 includes multi-well battery costs for the new wells associated with the summer drilling program. The Company also closed an acquisition in the Atlee Buffalo area for proceeds of $510,000, which included an 85% working interest in 1.75 sections (1,120 acres) of land adjacent to the Company’s existing land base.

The development capital spent during the nine months ended September 30, 2014 has increased by $9,487,248 over the comparable period of 2013. This increase can be attributed to the Company’s drilling programs in the first and third quarters of 2014 as well as equipment upgrades and the installation of a solution gas compressor at the main production facility in Jenner.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	12

The following table is a reconciliation of the Company’s capital expenditures to the additions of property and equipment as shown in Note 8 of the Company’s unaudited interim condensed financial statements for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Total capital expenditures	$6,502,651	$1,970,850	$14,385,158	$4,376,639
Increase in decommissioning obligations	51,097	8,668	81,755	33,390
Evaluation and exploration expenditures	1,071,417	(1,279,086)	(1,730,563)	(1,481,401)
Gain on disposition	-	-	2,942	-
Change in unproved properties	-	52,845	-	52,845
Additions to property and equipment	$7,625,164	$753,277	$12,739,292	$2,981,473

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Gross G&A	$591,937	$345,471	$1,500,227	$1,085,475
Share-based payments	468,174	-	468,174	65,070
Capitalized overhead	(87,660)	(12,119)	(343,629)	(103,975)
Total	$972,451	$333,352	$1,624,771	$1,046,570
$ per boe	$14.58	$7.85	$9.67	$8.97

Gross general and administrative expenses for the three months ended September 30, 2014 increased by $246,467 over the third quarter of 2013. The Company capitalizes some general and administrative expenses which can be attributed to its development and exploration activities. Capitalized overhead for the three months ended September 30, 2014 increased by $75,541 over the comparable quarter of 2013. This increase is consistent with the Company’s drilling and capital projects for the quarter.

Gross general and administrative expenses for the nine months ended September 30, 2014 increased by $414,752 as compared to the nine months ended September 30, 2013. These increases can be attributed to increased investor relations activities, travel expenses, professional fees, staffing costs and office costs due to the relocation of the Company’s head office.

The Company recorded shared-based payments of $468,174 for the three months ended September 30, 2014 as compared to $nil for the third quarter of 2013. For the nine months ended September 30, 2014 and 2013, the Company recorded share-based payments of $468,174 and $65,070, respectively. These increases are the result of an issuance of 785,000 incentive stock options to officers, directors, employees and consultants of the Company in the third quarter of 2014. All share-based payments are considered to be part of the Company’s general and administrative expenses.

The Company realized an increase in total general and administrative costs per boe for the three and nine months ended September 30, 2014 of $6.73/boe and $0.70/boe, respectively, over the comparable periods as a result of the increase in share-based payments for 2014.

Hemisphere Energy Corporation | Q3 2014

13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2014	2014	2013
Finance expense
Interest expense	$14,027	$49,698	$142,888	$128,155
Part XII.6 tax	3,809	-	11,308	-
Accretion expense	8,753	1,628	26,258	4,885
Total finance expense	$26,589	$51,326	$180,454	$133,040

Finance expense for the three months ended September 30, 2014 decreased by $24,737 over the third quarter of 2013. This decrease is the result of interest charged on the Company’s outstanding bank debt, which was lower in the third quarter of 2014 as compared to the third quarter of 2013. For the nine months ended September 30, 2014, finance expense increased by $47,414 over the comparable period of 2013. This increase is the result of interest charged on the Company’s higher outstanding bank debt in the first two quarters of 2014 and the increases in part XII.6 tax and accretion expense.

For the three and nine months ended September 30, 2014, the Company recorded $3,809 and $11,308, respectively, in part XII.6 tax, which is accumulated on the Company’s unspent balance of flow-through expenditures at the end of the quarter.

The accretion expense for the three and nine months ended September 30, 2014 of $8,753 and $26,258, respectively, represents the adjusted present value of the Company’s decommissioning liability. Accretion expense increased for the three and nine months ended September 30, 2014 over the comparable periods of 2013 due to the higher decommissioning liabilities associated with the new wells in the Jenner and Atlee Buffalo areas.

Selected Annual Information

The following highlights the Company’s financial data for the three most recently completed fiscal years:

	Year Ended	Ten Months Ended	Year Ended
	December 31, 2013	December 31, 2012	February 29, 2012
Average daily production (boe/d)	463	408	188
Petroleum and natural gas revenue	$10,573,199	$7,875,723	$4,590,608
Petroleum and natural gas netback	5,607,492	4,657,308	2,942,544
Funds flow from operating activities	3,789,201	3,265,657	1,963,505
Per share, basic and diluted	0.07	0.06	0.06
Income (loss) before tax	(5,307,312)	543,818	(451,879)
Per share, basic and diluted	(0.10)	0.01	(0.01)
Net income (loss) after tax	(3,832,078)	61,361	942,665
Per share, basic and diluted	(0.07)	0.00	0.03
Combined average realized price ($/boe)	62.55	63.15	66.71
Operating netback ($/boe)	33.17	37.33	42.76
Capital expenditures, including property acquisitions	9,969,174	11,888,398	13,807,836
Working capital (net debt)	(6,700,147)	(3,927,595)	2,363,944
Bank indebtedness	4,500,000	1,035,000	-
Total assets	29,074,500	25,375,435	18,914,071
Total non-current liabilities	$1,323,446	$467,235	$358,428

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	14

Summary of Quarterly Results

			2014					2013				2012
	Sep. 30		Jun. 30		Mar. 31		Dec. 31	Sep. 30		Jun. 30	Mar. 31	Dec. 31
	Q3	(1)	Q2	(2)	Q1	(3)	Q4 (4)	Q3	(5)	Q2	Q1	Q4 (6)
Average daily production (boe/d)	725		553		567		569	461		407	414	430
Petroleum and natural gas revenue	4,703,496		3,799,461		3,564,036		2,958,107	3,165,562		2,375,912	2,073,617	694,677
Petroleum and natural gas netback	2,852,204		2,011,113		1,878,003		1,246,355	1,970,836		1,274,744	1,115,557	365,307
Funds flow from operating activities	2,279,842		1,550,661		1,508,107		579,824	1,570,350		847,459	791,568	(75,268)
Per share, basic and diluted	0.03		0.02		0.02		0.01	0.03		0.02	0.01	0.00
Income (loss) before tax	833,231		830,322		847,909		(6,498,898)	816,130		241,029	134,425	(321,364)
Basic and diluted income (loss) per share	0.01		0.01		0.01		(0.12)	0.02		0.00	0.00	(0.01)
Net income (loss)	833,231		830,322		847,909		(5,023,664)	816,130		241,029	134,425	(803,821)
Basic and diluted income (loss) per share	0.01		0.01		0.01		(0.09)	0.02		0.00	0.00	(0.02)
Combined average realized price ($/boe)	70.52		75.47		69.89		56.55	74.56		64.18	55.66	52.10
Operating netback ($/boe)	42.79		39.98		36.83		23.83	46.42		34.44	29.95	27.40

Notes:

(1)

The income for this quarter can be attributed to a combination of the increase in the Company’s production from its summer drilling program and the improvement of netback resulting from decreased operating and transportation costs.

(2)	The improvement in income for this quarter over certain prior quarters is primarily due to the Company’s increase in the combined average realized price resulting in higher operating netback.
(3)	The improvement in income for this quarter is primarily due to the Company’s increased production levels from the drilling of three new wells and an increase in combined average realized price.
(4)	A significant portion of the loss in this quarter is due to the $5,640,571 recorded in property impairment.
(5)	The high income in this quarter is primarily due to the Company’s increased production levels and average realized price for the quarter.
(6)

Due to the Company’s fiscal year-end change, this quarter only represents results from one month of operations as compared to all other quarters which represent results from three months of operations.

The quarterly figures above for the current and previous fiscal years are all presented with the application of IFRS.

Share Capital and Financing Activities

On May 14, 2014, the Company closed a bought-deal equity financing consisting of 13,333,500 common shares at a price of $0.75 per common share for aggregate gross proceeds of $10,000,125. In conjunction with the closing of the bought-deal equity financing, the Company paid $700,009 in finders’ fees. The net proceeds of the financing will be used to accelerate the Company’s capital program focused on continuing development of the Atlee Buffalo and Jenner properties, as well as for general corporate purposes and to reduce the current indebtedness under the credit facility.

During the nine months ended September 30, 2014, the Company issued 37,500 common shares from the exercise of share purchase warrants and 690,000 common shares from the exercise of incentive stock options which increased the Company’s total common shares outstanding to 75,368,498.

Hemisphere Energy Corporation | Q3 2014

15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock Options

						Balance Outstanding
Exercise	Expiry	Balance Outstanding			Expired/	& Exercisable
Price	Date	December 31, 2013	Granted	Exercised	Cancelled	September 30, 2014
$0.27	28-Sep-14	445,000	-	(440,000)	(5,000)	-
$0.25	8-Mar-15	485,000	-	(50,000)	-	435,000
$0.26	30-Sep-15	520,000	-	(30,000)	-	490,000
$0.30	23-Dec-15	425,000	-	(50,000)	-	375,000
$0.30	27-Jan-16	200,000	-	-	-	200,000
$0.38	9-Feb-16	50,000	-	-	-	50,000
$0.40	26-May-16	520,000	-	(45,000)	-	475,000
$0.48	5-Jul-16	50,000	-	-	-	50,000
$0.70	8-Feb-17	1,550,000	-	(50,000)	-	1,500,000
$0.65	24-Apr-17	75,000	-	-	-	75,000
$0.61	5-Jul-17	425,000	-	-	-	425,000
$0.50	8-Mar-18	250,000	-	-	-	250,000
$0.55	6-Jan-19	685,000	-	(25,000)	-	660,000
$0.65	29-Sep-19	-	785,000	-	-	785,000
		5,680,000	785,000	(690,000)	(5,000)	5,770,000
Weighted-average exercise price		$0.48	$0.65	$0.32	$0.27	$0.50

Share-based payments for the three months ended September 30, 2014 were $468,174 which resulted from an issuance of 785,000 stock options to officers, directors, employees and consultants of the Company in the quarter. For the nine months ended September 30, 2014 and 2013, share-based payments were $468,174 and $65,070, respectively. All share-based payments are considered to be part of the Company’s general and administrative expenses.

The fair value of the awarded stock options were determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	September 30, 2014	September 30, 2013
Expected life (years)	5.00	5.00
Interest rate (%)	1.12	1.25
Volatility (%)	154.15	79.24
Dividend yield (%)	0.00	0.00
Forfeiture rate (%)	0.00	0.00

The weighted-average grant date fair value for stock options granted during the nine months ended September 30, 2014 and 2013 were $0.65 and $0.50, respectively.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	16

Share Purchase Warrants

		Balance Outstanding				Balance Outstanding
Exercise	Expiry	& Exercisable			Expired/	& Exercisable
Price	Date	December 31, 2013	Issued	Exercised	Cancelled	September 30, 2014
$0.90	25-Jan-14	43,450	-	-	(43,450)	-
$0.90	25-Jan-14	700	-	-	(700)	-
$0.95	27-Jan-14	6,161,578	-	-	(6,161,578)	-
$0.95	27-Jan-14	86,256	-	-	(86,256)	-
$0.70	27-Jan-14	862,620	-	-	(862,620)	-
$0.75	10-Dec-14	2,091,275	-	(37,500)	-	2,053,775
		9,245,879	-	(37,500)	(7,154,604)	2,053,775
Weighted-average exercise price		$0.88	-	$0.75	$0.92	$0.75

On January 25, 2014, 43,450 share purchase warrants issued in conjunction with a private placement in January 2013 expired. An additional 700 finders’ warrants that were issued for the same private placement also expired.

On January 27, 2014, 7,110,454 share purchase warrants issued in conjunction with a private placement in January 2012 expired. Of these share purchase warrants, 86,256 were issued as corporate finance units and 862,620 were issued as finders’ warrants.

	November 17, 2014	September 30, 2014	December 31, 2013
Fully diluted share capital
Common shares issued and outstanding	75,368,498	75,368,498	61,307,498
Share purchase warrants	2,053,775	2,053,775	9,245,879
Stock options	5,970,000	5,770,000	5,680,000
Total fully diluted	83,392,273	83,192,273	76,233,377

Liquidity and Capital Management

	September 30, 2014	December 31, 2013
Shareholders’ equity	$32,213,057	$19,905,328
Undrawn component of bank credit facilities	8,300,000	6,000,000
Total capital	$40,513,057	$25,905,328

At September 30, 2014, the Company has total credit facilities of $10,500,000 (December 31, 2013 – $10,500,000). The demand operating credit facility is with Alberta Treasury Branches under a commitment letter dated September 19, 2013. The facility is secured by a general security agreement and a floating charge on all lands of the Company. The facility bears interest at the bank’s prime rate plus 1.75%, as well as a standby charge for any undrawn funds.

At September 30, 2014, the Company has drawn a total of $2,200,000 from the credit facility (December 31, 2013 - $4,500,000).

The Company manages its capital with the following objectives:

•

Ensure sufficient flexibility to achieve the Company’s ongoing business objectives including the replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

Hemisphere Energy Corporation | Q3 2014

17	MANAGEMENT’S DISCUSSION AND ANALYSIS
•	Maximize shareholder return through enhancing the Company’s share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Company is composed of shareholders’ equity and the undrawn component of the Company’s credit facilities. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing from the Company’s credit facilities, issuing new debt instruments, other financial or equity-based instruments, adjusting capital spending, or disposing of assets. The capital structure is reviewed on an ongoing basis.

Related Party Transactions

In the third quarter of 2014, the Company paid $10,000 in director fees. For the nine months ended September 30, 2014, the Company paid $30,000 in director fees. These fees were charged for services provided by the Chairman of the Company’s Board of Directors.

Compensation paid to the Company’s officers and Chairman is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Short-term benefits	$169,167	$145,000	$484,167	$435,000
Share-based payments	328,020	-	328,020	-

Short-term benefits, which are primarily salaries and wages, have increased during the three and nine months ended September 30, 2014 over their comparable periods in 2013. This is a result of increased staffing costs, as well as a technical consultant who transitioned to full-time employment in September 2014.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Proposed Transactions

As of the effective date, there are no outstanding proposed transactions.

Critical Accounting Estimates

The Company’s significant accounting estimates and policies are set out in Notes 2 and 3 of the audited annual financial statements for the twelve months ended December 31, 2013 and have been consistently followed in the preparation of these unaudited interim condensed financial statements.

The preparation of these unaudited interim condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that may affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Critical accounting estimates include:

Decommissioning obligations

Amounts recorded for decommissioning obligations require the use of management’s best estimates of future decommissioning expenditures, expected timing of expenditures and future inflation rates. The estimates are based on internal and third party information and calculations are subject to change over time and may have a material impact on profit and loss or financial position.

Share-based payments

The Company measures the cost of its share-based payments to directors, officers, employees and consultants by reference to the fair value of the equity instruments using the Black-Scholes option pricing model at the date they are granted. The assumptions used in determining fair value include: expected lives of options, risk-free rates of return and stock price volatility. Changes to assumptions may have a material impact on the amounts presented.

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly, affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

Other significant areas requiring the use of estimates include the collectability of accounts receivable, the recoverability of petroleum and natural gas interest costs, the fair value of financial instruments, the balance of accrued liabilities, the rates of depletion and accretion of petroleum and natural gas interests and the assumptions used in the calculation of fair value of share-based and finder’s warrants. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Reserve estimates impact a number of the areas referred to above, in particular the valuation of petroleum and natural gas interests, determination of decommissioning and environmental obligation, and the calculation of depletion.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they may be subject to future adjustment. Changes in assumptions can significantly affect estimated fair values. At September 30, 2014, the Company's financial instruments include accounts receivable, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities.

Hemisphere Energy Corporation | Q3 2014

19	MANAGEMENT’S DISCUSSION AND ANALYSIS

The fair values of accounts receivable, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of these financial instruments.

Risks

The Company’s activities expose it to a variety of risks that arise as a result of its exploration, development, production and financing activities. These risks and uncertainties include, among other things, volatility in market prices for oil and natural gas, general economic conditions in Canada, the U.S. and globally and other factors described under "Risk Factors" in Hemisphere’s most recently filed Annual Information Form which is available on the Company’s website at www.hemisphereenergy.ca or on SEDAR at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The following provides information about the Company’s exposure to some risks associated with the oil and gas industry as well as the Company’s objectives, policies and processes for measuring and managing risk.

Business Risk

Oil and gas exploration and development involves a high degree of risk whereby many properties are ultimately not developed to a producing stage. There can be no assurance that the Company’s future exploration and development activities will result in discoveries of commercial bodies of oil and gas. Whether an oil and gas property will be commercially viable depends on a number of factors including the particular attributes of the reserve and its proximity to infrastructure, as well as commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in an oil and gas property not being profitable.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its payment obligations. This risk arises principally from the Company’s receivables from joint venture partners and oil and natural gas marketers, its cash balance and its reclamation deposits. Any risk associated with accounts receivable is minimized substantially by the financial strength of the Company’s joint venture partners, operators and marketers. The credit risk associated with cash and reclamation deposits is mitigated by ensuring these financial assets are placed with major financial institutions with strong investment-grade ratings by a primary ratings agency. The Company does not anticipate any default.

The maximum exposure to credit risk is as follows:

	September 30, 2014	December 31, 2013
Accounts receivable	2,211,181	1,042,407
Reclamation deposits	105,535	105,535
	$2,316,716	$1,147,942

Hemisphere Energy Corporation | Q3 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by anticipating operating, investing and financing activities and ensuring that it will have sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company. The Company prepares expenditure budgets on a quarterly and annual basis which are regularly monitored and updated when necessary in order to review of debt forecasts and working capital requirements.

At September 30, 2014, the Company had net debt of $6,049,362 (December 31, 2013 - $6,330,907), which includes bank indebtedness of $2,200,000 (December 31, 2013 - $4,500,000). The Company funds its operations through production revenue and a demand operating credit facility. All of the Company’s financial liabilities have contractual maturities of less than 90 days.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the value of the financial instruments. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk, and other price risk.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Borrowings under the Company’s credit facilities are subject to variable interest rates. A one percent change in interest rates would not have a material effect on net income and comprehensive income.

Foreign currency risk
The Company’s functional and reporting currency is Canadian dollars. The Company does not sell or transact in any foreign currency, however commodity prices are largely denominated in USD, and as a result the prices that the Company receives are affected by fluctuations in the exchange rates between the USD and the Canadian dollar. The exchange rate effect cannot be quantified, but generally an increase in the value of the Canadian dollar compared to the USD will reduce the prices received by the Company for its crude oil and natural gas sales. The Company did not have any foreign exchange rate swaps or related contracts in place as at the date of this document.

Commodity price risk
Commodity prices for petroleum and natural gas are impacted by global economic events that dictate the levels of supply and demand, as well as the relationship between the Canadian dollar and the USD. Significant changes in commodity prices may materially impact the Company’s ability to raise capital. The Company has not entered into any commodity hedge contracts as at the date of this document.

Other price risk
Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Hemisphere Energy Corporation | Q3 2014